UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 October 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

30 October 2024

Statement regarding Anglo American plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FOR IMMEDIATE RELEASE

BHP Group Limited (BHP) notes the press reports of comments made by BHP in response to questions at its Annual General Meeting on 30 October 2024 regarding Anglo American plc (Anglo American).

BHP clarifies that these comments were not intended to be a statement to which Rule 2.8 of the UK City Code on Takeovers and Mergers (UK Code) applies, nor intended to carry any other consequences under the UK Code.

The UK Takeover Panel Executive has confirmed that the comments made will not be treated as a statement of intention not to make an offer in respect of Anglo American for the purposes of Rule 2.8 of the UK Code.

BHP remains bound by the Rule 2.8 restrictions set out in its announcement dated 29 May 2024 which apply for six months from the date of that announcement, subject to the reservations set out in that announcement.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Josie Brophy +61 417 622 839	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Gabrielle Notley +61 411 071 715	Europe, Middle East and Africa James Bell +44 7961 636 432

North America Megan Hjulfors +1 403 605-2314	Americas Monica Nettleton +1 416 518-6293

Latin America Renata Fernandez +56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 30, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary